Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$42.8	37.2	98.9	147.8	(515.9)	183.4	191.2	186.1	176.5
Less undistributed earnings of equity method investments	$(7.5)	(9.0)	(11.7)	(13.3)	(16.5)	(4.1)	(8.2)	(4.3)	(5.8)
Plus distributed earnings of equity method investments	$0.5	—	21.3	0.8	3.5	6.2	0.3	—	1.3
Plus amortization of capitalized interest	$0.2	0.2	0.6	0.6	0.8	0.6	0.5	0.3	0.2

	$36.0	28.4	109.1	135.9	(528.1)	186.1	183.8	182.1	172.2

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$13.5	16.2	41.6	40.5	54.3	55.2	48.3	48.5	42.2
Debt discount amortization	$3.1	3.5	9.9	10.5	14.0	13.0	11.1	—	—
Floorplan interest expense	$9.1	15.3	27.6	48.5	64.2	73.1	58.3	45.3	40.6
Capitalized interest	$0.1	1.0	0.7	3.8	4.8	5.5	7.1	4.0	2.9
Interest factor in rental expense	$13.6	13.4	40.7	39.7	52.7	49.6	43.1	34.7	27.3

Total fixed charges	$39.4	49.4	120.5	143.0	190.0	196.4	167.9	132.5	113.0

Less:
Capitalized interest	$0.1	1.0	0.7	3.8	4.8	5.5	7.1	4.0	2.9

Earnings	$75.3	76.8	228.9	275.1	(342.9)	377.0	344.6	310.6	282.3

Ratio of earnings to fixed charges	1.9	1.6	1.9	1.9	— (a)	1.9	2.1	2.3	2.5

(a)	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $532.9 million due to a non-cash impairment charge of $643.5 million.